# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cipher Mining Inc., CIK 0001819989
CUSIP: 17253J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/24/2025
Amends the filing with accession number 0001123292-25-000448
Filed by CIK 0001884407
Persons authorized to receive notices and communications: Stijn Ehren, Strawinskylaan 3051, Amsterdam, Netherlands (P7), 1077ZX, 31 6 29 94 48 88

## Reporting persons
- Bitfury Top HoldCo B.V. (CIK 0001884407): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 36,028,564; sole dispositive power 0; shared dispositive power 36,028,564; aggregate amount beneficially owned 36,028,564 (9.2% of the class)
- Bitfury Holding B.V. (CIK 0001887853): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 4,821,560; sole dispositive power 0; shared dispositive power 4,821,560; aggregate amount beneficially owned 4,821,560 (1.2% of the class)
- Bitfury Group Ltd (CIK 0001887872): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 36,028,564; sole dispositive power 0; shared dispositive power 36,028,564; aggregate amount beneficially owned 36,028,564 (9.2% of the class)
- V3 Holding Ltd (CIK 0001887845): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 71,437,719; sole dispositive power 0; shared dispositive power 71,437,719; aggregate amount beneficially owned 71,437,719 (18.2% of the class)
- Vavilovs Valerijs (CIK 0001887811): type of reporting person: individual (IN); citizenship or place of organization: Latvia (1R); source of funds: other (OO); sole voting power 0; shared voting power 71,437,719; sole dispositive power 0; shared dispositive power 71,437,719; aggregate amount beneficially owned 71,437,719 (18.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cipher Mining Inc.
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Comment: This Amendment No. 16 ("Amendment No. 16") to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Cipher Mining Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024, Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024, Amendment No. 10 to Schedule 13D filed with the SEC by the Reporting Persons on November 12, 2024, Amendment No. 11 to Schedule 13D filed with the SEC by the Reporting Persons on July 10, 2025, Amendment No. 12 to Schedule 13D filed with the SEC by the Reporting Persons on July 22, 2025, Amendment No. 13 to Schedule 13D filed with the SEC by the Reporting Persons on August 11, 2025, Amendment No. 14 to Schedule 13D filed with the SEC by the Reporting Persons on September 8, 2025 and Amendment No. 15 to Schedule 13D filed with the SEC by the Reporting Persons on September 17, 2025 (the "Original Schedule 13D," and as amended by Amendment No. 16, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 16 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

The information in rows 11 and 13 of each of the cover pages of this Amendment No. 16 is incorporated by reference herein. Such information sets forth, as of September 25, 2025, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, based on 393,282,654 shares of Common Stock outstanding as of August 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
Residence or business address:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

The information in rows 7 through 10 of each of the cover pages of this Amendment No. 16 is incorporated by reference herein.

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 31,207,004 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 35,409,155 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.
Present principal occupation or employment:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have engaged in the following open market sales since the filing of Amendment No. 15 to Schedule 13D on September 17, 2025.

On September 25, 2025, Bitfury Top HoldCo sold 3,504,540 shares of Common Stock at prices ranging from $11.4337 to $13.59, for a volume-weighted average price per share of $12.3636.

On September 24, 2025, Bitfury Top HoldCo sold 900,000 shares of Common Stock at prices ranging from $13.88 to $15.52, for a volume-weighted average price per share of $14.4084.

On September 23, 2025, Bitfury Top HoldCo sold 900,000 shares of Common Stock at prices ranging from $13.4613 to $14.72, for a volume-weighted average price per share of $14.0102.

On September 22, 2025, Bitfury Top HoldCo sold 900,000 shares of Common Stock at prices ranging from $12.12 to $14.1939, for a volume-weighted average price per share of $12.8444.

On September 19, 2025, Bitfury Top HoldCo sold 900,000 shares of Common Stock at prices ranging from $11.72 to $12.8167, for a volume-weighted average price per share of $12.3723.

On September 18, 2025, Bitfury Top HoldCo sold 900,000 shares of Common Stock at prices ranging from $11.45 to $12.26, for a volume-weighted average price per share of $11.7859.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of September 25, 2025

## Signatures
- Bitfury Top HoldCo B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (09/25/2025)
- Bitfury Holding B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (09/25/2025)
- Bitfury Group Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (09/25/2025)
- V3 Holding Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (09/25/2025)
- Vavilovs Valerijs: /s/ Valerijs Vavilovs, Vavilovs Valerijs (09/25/2025)